UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DELTA PETROLEUM CORP.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

247907207

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

CUSIP No. 247907207	Page 2 of 7 Pages
1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vega Petroleum Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,922,665
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,922,665
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,922,665
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON CO

Page 3 of 7 Pages

Item 1.	(a)	Name of Issuer:

Delta Petroleum Corporation

	(b)	Address of Issuer's Principal Executive Offices:

370 17th Street, Suite 4300,
Denver, Colorado 80202

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Vega Petroleum Limited.

(b)	Address of Principal Business Office or, if none, Residence:

The address of Vega Petroleum Limited is 12 York Gate, London, NW1 4QS, United Kingdom.

(c)	Citizenship:

England & Wales

(d)	Title of Class of Securities:

Common Stock, $0.01 par value.

(e)	CUSIP Number:

247907207

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b) (1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

Page 4 of 7 Pages

	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:**

	(b)	Percent of Class:**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or direct the vote:**
		(ii)	shared power to vote or direct the vote:**
		(iii)	sole power to dispose or direct the disposition of:**
		(iv)	shared power to dispose or direct the disposition of:**

**See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Vega Petroleum is the nominee company for the following entities:
	o	Roadster International Inc.
	o	Apton International Finance Inc.
	o	Gil Investment Company Limited
	o	Westwood Finance Holdings SAL

Page 5 of 7 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2009

VEGA PETROLEUM LIMITED
By	/s/ Philippe Pouponnot
Name: Philippe POUPONNOT
Title: Director

Page 7 of 7 Pages

ATTACHMENT A

1.    Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

As of December 31, 2008, Vega Petroleum Limited ("VPL"), as a nominee company on behalf of Roadster International Inc. ("RI"), Apton International Finance Inc. ("AIF"), Gil Investment Company Limited ("Gil") and Westwood Finance Holding SAL ("WFH"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 6,922,665 shares of common stock, $0.01 par value, of Delta Petroleum Corp. (the "Common Stock"). Accordingly, VPL may be deemed to be the beneficial owner of the 6,922,665 shares of Common Stock, which, based on there being 103,350,044 shares of Common Stock outstanding as reported in the Form 10-Q of Delta Petroleum Corp. for the quarter ending September 30, 2008 (the "Form 10-Q"), represents approximately 6.7% of the outstanding Common Stock.

VPL disclaims beneficial ownership of the 6,922,665 shares of Common Stock, except to the extent of any pecuniary interest therefrom and 200,000 shares of Common Stock, which VPL holds for itself not as nominee.

2.    Power to Vote and Dispose (Item 4(c) of Schedule 13G)

As of December 31, 2008, VPL may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 6,922,665 shares of Common Stock.

VPL disclaims beneficial ownership of the 6,922,665 shares of Common Stock, except to the extent of any pecuniary interest therefrom and 200,000 shares of Common Stock, which VPL holds for itself not as nominee.